SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              -------------------

                                    FORM 11-K

                              -------------------

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _________

Commission file number 001-14624



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN AND TRUST

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              ABN AMRO HOLDING N.V.
                     GUSTAV MAHLERLAAN 10, 1082 PP AMSTERDAM
                                 THE NETHERLANDS

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the ABN AMRO Group Profit Sharing and Savings Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            ABN AMRO GROUP PROFIT SHARING AND
                                            SAVINGS PLAN AND TRUST


DATE:  June 20, 2002                        /s/ Robert Thompson
                                            ------------------------------
                                            Robert Thompson
                                            Vice President,
                                               Trust and Asset Management,
                                            LaSalle National Bank

                                  EXHIBIT INDEX

     EXHIBIT NO.                   DESCRIPTION                     PAGE NUMBER
     -----------                   -----------                     -----------


        23.1                Consent of Ernst & Young                   10

Financial Statements and Supplemental Schedule

ABN AMRO Group Profit Sharing and Savings Plan

YEARS ENDED DECEMBER 31, 2001 AND 2000 WITH REPORT OF INDEPENDENT AUDITORS

Employer Identification #13-5268975
Plan #003

ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN                    EIN 13-5268975
                                                                       Plan #003



Financial Statements and Supplemental Schedule

Years ended December 31, 2001 and 2000


Financial Statements:

Report of Independent Auditors.................................................1
Statements of Assets Available for Benefits....................................2
Statements of Changes in Assets Available for Benefits.........................3
Notes to Financial Statements..................................................4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year).................9

                         Report of Independent Auditors

Members of the Committee Administering
the ABN AMRO Group Profit Sharing and Savings Plan

We have audited the accompanying statements of assets available for benefits of the ABN AMRO Group Profit Sharing and Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                              /s/  ERNST & YOUNG LLP

Chicago, Illinois
June 19, 2002

ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN                    EIN 13-5268975
                                                                       Plan #003


STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS


                                                                             December 31
--------------------------------------------------------------------------------------------------
                                                                       2001              2000
--------------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value:
   Shares of registered investment companies...................    $284,190,173      $392,316,204
   LaSalle National Bank Trust and Asset Management
      Pooled Trust Funds for Employee Benefit Plans............     169,402,690       220,568,148
   ABN AMRO Unitized ADR Fund..................................       4,301,327         6,302,556
   Loans to Participants.......................................      19,772,124        23,517,321
                                                                ----------------------------------
Total Investments                                                   477,666,314       642,704,229

Contributions Receivable:
   Employers...................................................      19,161,678        36,539,599
                                                                ----------------------------------
Total Contributions Receivable.................................      19,161,678        36,539,599
                                                                ----------------------------------
Assets Available for Benefits..................................    $496,827,992      $679,243,828
                                                                ==================================

SEE NOTES TO FINANCIAL STATEMENTS.


ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN                    EIN 13-5268975
                                                                       Plan #003


STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS


                                                               Year Ended December 31
-----------------------------------------------------------------------------------------
                                                               2001              2000
-----------------------------------------------------------------------------------------
ADDITIONS
Contributions:
   Participants...................................          $53,262,129      $52,730,399
   Employers......................................           32,328,090       48,711,382
Transfer of Assets of Merged Plans................            6,139,140        1,155,641
Investment Income.................................            3,859,895       13,912,332
                                                     ------------------------------------
Total Additions...................................           95,589,254      116,509,754

DEDUCTION
Benefits Paid to Participants.....................          127,105,975       52,357,987
Transfer of Assets ...............................           90,959,637                -
                                                     ------------------------------------
Total Deductions..................................          218,065,612       53,513,628

Net Realized and Unrealized
   Depreciation in Fair Value
   of Investments.................................         (59,939,478)     (41,095,445)
                                                     ------------------------------------

Net (Decrease) Increase...........................        (182,415,836)       23,056,322
Assets Available for Benefits at Beginning of               679,243,828      656,187,506
Year..............................................
                                                     ------------------------------------
Assets Available for Benefits at End of Year......         $496,827,992      $679,243,828
                                                     ====================================

SEE NOTES TO FINANCIAL STATEMENTS.


ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN                    EIN 13-5268975
                                                                       Plan #003



NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
1.  DESCRIPTION OF THE PLAN

The following description of the ABN AMRO Group Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined-contribution plan covering all eligible employees of ABN AMRO North America, Inc., affiliates and subsidiaries, and employees of the offices of ABN AMRO Bank N.V. located in the United States and the U.S. Virgin Islands (collectively, the Employers), except those that may be covered by a foreign plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

ELIGIBILITY AND CONTRIBUTIONS: Any eligible employee who has commenced participation in the Plan after having completed six months of service is a "limited participant" as defined in the Plan. A limited participant is eligible to participate only to the extent of electing 401(k) contributions to be made on their behalf and receiving Employer matching contributions. Any employee who has completed two years of service as defined in the Plan is eligible to fully participate in the Plan. Full participants may receive contributions from the Employers under the profit-sharing portion of the Plan. Special rules may apply with respect to employees acquired in connection with certain merger or acquisition transactions. A participant may contribute up to 15% of basic annual compensation earned while a Plan participant, subject to the limits under law. The Plan allows a participant to change this contribution under certain conditions. The Employers make a matching contribution equal to the lesser of 50% of the participant's elective deferrals or 2% of such compensation, subject to the limits under law.

Employer contributions under the profit-sharing portion of the Plan are made in discretionary amounts determined by the respective board of directors of the Employers and are credited to each participant's account based on the relationship of each participant's annual base compensation earned while a participant to the total of such base compensation of all Plan participants. For all these purposes, compensation is limited by applicable law.

During 2001, ABN AMRO Bank N.V. sold European American Bank (EAB). The employees of EAB that were participating in the Plan were allowed to take disbursements or transfer funds to the acquirer's plan. The funds transferred or disbursed to these employees of approximately $91.0 million are included in the Statement of Changes in Assets Available for Benefits.

During 2000, employees of Atlantic Mortgage & Investment Corporation Savings Plan became eligible to participate in the Plan subject to the eligibility requirements of the Plan. Assets of approximately $6.1 million related to these employees were transferred into the Plan on February 2, 2001 and are included in the Statement of Changes in Assets Available for Benefits.

ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN                    EIN 13-5268975
                                                                       Plan #003

INVESTMENT OPTIONS: The Plan offers thirteen investment options. There are eight ABN AMRO Mutual Funds which consist of the following: Growth Fund; International Equity Fund; Asian Tigers Fund; Small Cap Growth Fund; Latin America Equity Fund; Value Fund; Government Money Market Fund; and the ABN AMRO Real Estate Fund. There are two pooled funds of LaSalle Bank N.A. Trust and Asset
Management: the S&P 500 Index Fund and the Income Plus Fund. There are two ABN AMRO/Chicago Capital funds: the Balanced Fund and the Fixed Income Bond Fund. In addition, there is the ABN AMRO Company Stock Unitized ADR Fund (ADR Fund), which consists mainly of the American Depository Receipts of ABN AMRO Holding N.V. (a party in interest to the Plan). During 2001, the ABN AMRO Balanced Fund and the ABN AMRO Fixed Income Fund were no longer investment options for participants, and balances were transferred into the ABN AMRO/Chicago Capital Balanced Fund and the ABN AMRO/Chicago Capital Fixed Income Bond Fund, respectively.

Participants are permitted to direct the trustees as to respective percentages of their account balances to be invested in each investment option and are permitted to periodically change those percentages and to direct the trustees to transfer a percentage of their accounts invested between the various funds. Contributions to the funds are invested in the pooled funds of LaSalle Bank N.A. Trust and Asset Management and in the ABN AMRO family of mutual funds, parties in interest to the plan.

PARTICIPANT ACCOUNTS: Net earnings of the Plan are allocated to a participant's account when earned based on the relationship of each participant's adjusted account balance to the total of all such adjusted account balances with special adjustment for participant contributions (e.g., elective deferrals, rollovers). Accounts are marked to market on a daily basis. Participant account balances are fully vested at all times.

PAYMENT OF BENEFITS: In the event of retirement, termination of employment, death of a participant, or total disability while employed, the participant's account may be distributed to the participant or beneficiary (in the event of the participant's death) through the payment of installments over a fixed period of time or in payment of a lump sum. Also, under certain circumstances, a participant may withdraw a portion or all of certain of the amounts credited to his or her account. Special annuity and optional forms of payment apply to certain amounts transferred to the Plan from another plan in a merger.

Effective  January 1, 2002,  employees of the ABN AMRO Wholesale  Client Service
(WCS) business unit were no longer eligible to participate in the Plan. Assets of approximately $78.1 million related to WCS employees were sold on December 31, 2001 and are included in the Statement of Changes in Assets Available for Benefits. At December 31, 2001, these assets were held in a separate account independent of the Plan and subsequently transferred to the ABN AMRO WCS Holding Company 401(k) Savings Plan on January 2, 2002.

Effective June 30, 2001, employees of Lease Plan USA, Inc. were no longer eligible to participate in the Plan. Assets of approximately $6.1 million related to these employees are included in the Statement of Changes in Assets Available for Benefits and were transferred to the Lease Plan USA, Inc. 401(k) Plan.

PARTICIPANT LOANS: Participants may borrow from their fund accounts a minimum of $1,000 up to the maximum of $50,000, reduced by the highest outstanding balance of the participant's loans from the Plan during the 12 month period ending on the day before the loan is made. Two outstanding loans are permitted. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans bear interest of 1-1.5% above LaSalle Bank N.A.'s prime rate in effect on the last business day of the calendar quarter prior to the quarter the loan is made.

PLAN TERMINATION: Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the account of each participant shall be distributed to him or her.
                                       5

ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN                    EIN 13-5268975
                                                                       Plan #003
--------------------------------------------------------------------------------
2.  SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS: The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The pooled trust funds for employee benefit plans are valued at quoted redemption value. The fair value of the ADR Fund is based on the market value of the ABN AMRO Holding N.V. American Depository Receipts traded on the New York Stock Exchange. The participant loans are valued at their outstanding balances, which approximates fair value.

INVESTMENT INCOME RECOGNITION: Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on an accrual basis.

--------------------------------------------------------------------------------
3.  INVESTMENTS

The Plan's investments are held by a LaSalle Bank N.A. Trust and Asset Management* (the Trustee) administered trust fund. Riggs National Bank has been retained as custodian for the ADR Fund and as the Plan's subcustodian.

(Depreciation) Appreciation in  the  fair  value  of  the  Plan's   investments
(including investments bought, sold, as well as held during the year) is as follows:

-----------------------------------------------------------------------------------------------------------
                                                2001                                 2000
-----------------------------------------------------------------------------------------------------------
                                                                      (DEPRECIATION)
                                  DEPRECIATION IN                     APPRECIATION IN
                                 FAIR VALUE DURING   FAIR VALUE AT   FAIR VALUE DURING  FAIR VALUE AT END
                                        YEAR          END OF YEAR          YEAR              OF YEAR
                                 --------------------------------------------------------------------------
Fair Value as Determined by
   Quoted Market Price:
     Shares of Registered
       Investment Companies.....     $ (46,361,299)     $284,190,173     $ (26,927,539)        $392,316,204
     ABN AMRO Unitized
        ADR Fund................        (1,547,458)        4,301,327            22,759            6,302,556
                                 --------------------------------------------------------------------------
Total...........................       (47,908,757)      288,491,499       (26,904,780)         398,618,760
Fair Value as Determined by
   Quoted Redemption Value:
      LaSalle Bank N.A.
       Trust and Asset
       Management*
       Pooled Trust Funds
       for Employee
       Benefit Plans............       (12,030,721)      169,402,690       (14,190,665)         220,568,148
                                 --------------------------------------------------------------------------
Total...........................       (12,030,721)      169,402,690       (14,190,665)         220,568,148
Fair Value Approximates
   Outstanding Balance:
   Loans to Participants........                 -        19,772,124                 -           23,517,321
                                 --------------------------------------------------------------------------
Total...........................                 -        19,772,124                 -           23,517,321
                                 --------------------------------------------------------------------------
Total (Depreciation)Appreciation
    In Fair Value...............     $ (59,939,478)     $477,666,314     $ (41,095,445)        $642,704,229
                                 ==========================================================================
*INDICATES A PARTY IN INTEREST TO THE PLAN
-----------------------------------------------------------------------------------------------------------

                                       6

ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN                    EIN 13-5268975
                                                                       Plan #003
The fair value of individual investments that represent 5% or more of the Plan's assets is as follows:

----------------------------------------------------------------------------------------------------
                                                                    2001               2000
----------------------------------------------------------------------------------------------------
LaSalle Bank N.A. Trust and Asset Management*
    Pooled Trust
Funds for Employee Benefit Plans:
    S&P 500 Index Fund......................................      $101,428,640        $140,306,012
    Income Plus Fund........................................        67,974,050          80,262,136
ABN AMRO* Equity Mutual Funds:
   Growth Fund..............................................        69,161,326         120,749,493
   Balanced Fund............................................                 -          55,291,888
   Value Fund...............................................        38,946,474          52,482,768
   International Equity Fund................................                 -          38,726,216
ABN AMRO*/Chicago Capital Balanced Fund.....................        39,655,335                   -
ABN AMRO* Government Money Market Fund......................        65,310,768          69,432,048
ABN AMRO*/Chicago Capital Fixed Income Bond Fund............        27,392,194                   -

*INDICATES A PARTY IN INTEREST TO THE PLAN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
4.  TRANSACTIONS WITH PARTIES IN INTEREST

ABN AMRO North America, Inc. and LaSalle Bank N.A., participating Employers in the Plan, provide all services for the Plan and LaSalle Bank N.A. pays all costs incurred. Such costs include fees for trust services performed by the Trustee.

--------------------------------------------------------------------------------
5.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 20, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan submitted an application for a favorable determination letter to the Internal Revenue Service on December 27, 2001. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

--------------------------------------------------------------------------------
6.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

-----------------------------------------------------------------------------------------------------
                                                                    2001                2000
-----------------------------------------------------------------------------------------------------
Assets Available for Benefits Per the Financial
   Statements........................................             $496,827,992        $679,243,828
Amounts Allocated to Withdrawn Participants..........              100,858,939           3,995,313
                                                             ----------------------------------------
Net Assets Available for Benefits Per Form 5500......             $395,969,053        $675,248,515
                                                             ========================================
-----------------------------------------------------------------------------------------------------

                                       7

ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN                    EIN 13-5268975
                                                                       Plan #003
The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:


----------------------------------------------------------------------------------------------------------
                                                                                  YEAR ENDED DECEMBER 31
----------------------------------------------------------------------------------------------------------
                                                                                            2001
----------------------------------------------------------------------------------------------------------

Benefits Paid to Participants......................................................       $127,105,975
Add:  Amount Allocated to Withdrawing Participants at current year.................        104,854,252
Less:  Amount Allocated to Withdrawing Participants at prior year..................        (3,995,313)
                                                                                        ------------------
Benefits Paid to Participants Per the Form 5500....................................       $227,964,914
                                                                                        ==================
----------------------------------------------------------------------------------------------------------


Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

--------------------------------------------------------------------------------
7.  SUBSEQUENT EVENTS

On February 1, 2001, ABN AMRO North America Holding Company acquired the trust operations of Alleghany Asset Management. Effective January 1, 2002, any former Alleghany Asset Management Savings and Profit Sharing Plan participant who was a salaried employee of a sponsor of the Alleghany Asset Management Savings and Profit Sharing Plan or other related Employer on December 31, 2001 was eligible to participate in the Plan, upon satisfying eligibility requirements of the Plan. The Alleghany Asset Management Plan was merged with the Plan on January 1, 2002, and assets of approximately $28.5 million related to these employees were transferred to the Plan on January 3, 2002.


On April 2, 2001, ABN AMRO North America, Inc. acquired 100% of the outstanding common shares of Michigan National Corporation. Effective January 1, 2002, the Michigan National Corporation 401(k) Investment Plan was merged with the Plan and assets of approximately $116.4 million related to this merger were transferred to the Plan on February 1, 2002. Effective January 1, 2002, a Michigan National Corporation 401(k) Investment Plan participant who was a salaried employee of a sponsor of the Michigan National Corporation 401(k) Investment Plan or other related Employer on December 31, 2001 was eligible to participate in the Plan, upon satisfying eligibility requirements of the Plan.

                              SUPPLEMENTAL SCHEDULE

ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN                    EIN 13-5268975
                                                                       Plan #003


SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)



                                                                       DECEMBER 31, 2001
                                                     ------------------------------------------------------

            IDENTITY OF ISSUE, BORROWER,                DESCRIPTION OF INVESTMENT OR         CURRENT
              LESSOR, OR SIMILAR PARTY                     NUMBER OF SHARES/UNITS             VALUE
-----------------------------------------------------------------------------------------------------------

LaSalle Bank N.A. Trust and Asset Management*
   Pooled Trust Funds for Employee Benefits Plans:
     S&P 500 Index Fund............................               3,616,123                   $101,428,640
     Income Plus Fund..............................              67,974,050                     67,974,050

Shares of registered investment companies:
ABN AMRO* Equity Mutual Funds:
        Growth Fund................................               5,891,084                     69,161,326
        Value Fund.................................               3,906,367                     38,946,474
        International Equity Fund..................               1,657,842                     19,943,843
        Asian Tigers Fund..........................                 884,500                      5,262,778
        Small Cap Growth Fund......................                 897,484                     11,774,994
        Latin American Equity Fund.................                 215,275                      2,165,669
ABN AMRO*/Chicago Capital Balanced Fund............               3,518,663                     39,655,335
ABN AMRO* Government Money Market Fund.............              65,310,767                     65,310,768
ABN AMRO*/Chicago Capital Fixed Income Bond Fund...               2,731,026                     27,392,194
ABN AMRO* Real Estate Fund.........................                 479,245                      4,756,792

ABN AMRO* Unitized ADR Fund........................                 533,796                      4,301,327

Loans to participants..............................  VARYING RATES ORIGINATED AT PRIME          19,772,124
                                                                                               -----------
                                                     + 1.5 % AND VARYING MATURITIES
Total investments..................................                                           $477,666,314
                                                                                              ============

*INDICATES PARTY IN INTEREST TO THE PLAN.



                                                                      Exhibit 23

                         Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-74703) pertaining to the ABN AMRO Group Profit Sharing and Savings Plan of our report dated June 19, 2002, with respect to the financial statements and supplemental schedule of the ABN AMRO Group Profit Sharing and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.




                                                          /s/  ERNST & YOUNG LLP

Chicago, Illinois
June 19, 2002